Filed by Delhaize Group
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group
Commission File No.: 333-13302
Date: March 3, 2016
Fourth Quarter and Full Year 2015 Financial report
Regulated Information
March 3, 2016 - 7:00 a.m. CET

DELHAIZE GROUP 2015 RESULTS

Financial Highlights 2015
»  Revenue growth of 15.6% at actual exchange rates excluding the 53rd week in the U.S. in 2014 (3.2% at identical exchange rates)
»  Comparable store sales growth of 2.2% in the U.S., 0.9% in Belgium and 3.5% in Southeastern Europe
»  Underlying operating profit of €872 million, an increase of 18.2% at actual exchange rates (+4.0% at identical exchange rates) excluding the 53rd week in the U.S. in 2014
»  Free cash flow generation of €646 million excluding one-time elements (€518 million including one-time elements)
»  Proposed full year gross dividend of €1.80 per share, a 12.5% increase compared to 2014.

Financial Highlights Fourth Quarter 2015
»  Group revenue growth of 14.2% at actual exchange rates and excluding 53rd week in the U.S. in 2014 (4.9% at identical exchange rates)
»  Comparable store sales growth of 2.3% in the U.S., 5.1% in Belgium and 7.8% in Southeastern Europe
»  Underlying operating profit of €258 million, an increase of 28.4% at actual exchange rates (+18.0% at identical exchange rates) excluding the 53rd week in the U.S. in 2014

» CEO Comments

Frans Muller, Chief Executive Officer of Delhaize Group, commented: “Our full year results confirm our solid performance in 2015. We have been able to stabilize or grow market share in all our markets while at the same time investing €774 million in order to differentiate our banners, improve our infrastructure and expand our network. We generated a solid level of free cash flow of €646 million excluding one-time elements, bringing our total free cash flow generation to €2.7 billion over the last four years. Based on a 11.9% increase in our underlying Group share in net profit from continued operations and our policy to pay out approximately 35%, we propose a 2015 dividend of €1.80 per share, an increase of 12.5%.”

“This year, we will further expand our Easy, Fresh & Affordable initiative at Food Lion and we plan to remodel 142 stores. In Belgium, the New Store Organization model will be implemented in all our company-operated stores, as per our Transformation Plan, and we aim to remodel 15 stores. Finally, we will continue our network expansion in Southeastern Europe. Overall, we plan to spend €825 million on capital expenditure (at identical exchange rates). These efforts will allow Delhaize Group to grow revenues, improve our market share and at the same time generate a solid level of free cash flow.”

“For 2016, our main focus is to complete the merger with Royal Ahold on schedule. We are confident on the prospects of the merger given the complementarity of our store networks, the opportunity to accelerate innovation for our customers and the €500 million run-rate synergy potential. The next step in the merger process will be the Extraordinary General Meetings of both companies scheduled on March 14.”

» Financial Summary

Q4 2015(1)				2015(1)
Actual Results	At Actual Rates	At Identical Rates	€ in millions, except EPS (in €)	Actual Results	At Actual Rates	At Identical Rates
6 320	+9.1%	+0.2%	Revenues	24 395	+14.2%	+1.9%
423	+12.9%	+3.6%	Underlying EBITDA	1 538	+14.9%	+1.8%
198	+302.9%	+265.0%	Operating profit	696	+64.5%	+41.2%
3.1%	-	-	Operating margin	2.9%	-	-
258	+14.5%	+5.3%	Underlying operating profit	872	+14.4%	+0.7%
4.1%	-	-	Underlying operating margin	3.6%	-	-
157	+2664.0%	+2429.0%	Profit before taxes and discontinued operations	466	+82.8%	+54.8%
114	+304.2%	+268.2%	Net profit from continuing operations	369	+95.5%	+65.2%
114	N/A	N/A	Group share in net profit	366	+312.5%	+248.5%
1.11	N/A	N/A	Basic earnings per share - Group share in net profit	3.57	+307.7%	+244.4%

(1) The average exchange rate of the U.S. dollar against the euro strengthened by 14.1% in the fourth quarter of 2015 (1€ = $1.0953) compared to the fourth quarter of 2014 and the 2015 full year average exchange rate (1€ = $1.1095) strengthened by 19.7% compared to 2014.

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» Full Year 2015 Income Statement

Revenues
In 2015, Delhaize Group realized revenues of €24.4 billion. This represents an increase of 15.6% and 3.2% at actual and at identical exchange rates, respectively, excluding the 53rd week in the U.S. in 2014. Including the 53rd week in the U.S. in 2014, revenues rose by 14.2% and 1.9% respectively at actual and at identical exchange rates. Organic revenue growth was 3.2%.

In 2015, revenue growth for Delhaize Group was the result of:
•	Revenue growth of 2.2% in the U.S. in local currency (excluding the 53rd week in 2014), supported by comparable store sales growth of 2.2%;
•	Revenue growth of 1.3% in Belgium as a result of a comparable store sales growth of 0.9% and network expansion; and
•	Revenue growth of 10.2% at identical exchange rates in Southeastern Europe driven by double-digit revenue growth in Romania and solid growth in Greece and Serbia. Comparable store sales growth was 3.5%.

Gross margin
Gross margin was 24.3% of revenues and was stable at identical exchange rates. Gross margin was flat in the U.S., decreased in Belgium as a result of price investments and higher shrink, and increased in Southeastern Europe mainly supported by better supplier terms.

Other operating income
Other operating income was €115 million, a decrease of €4 million compared to last year mainly as a result of lower gains on disposal of assets.

Selling, general and administrative expenses
Selling, general and administrative expenses were 21.2% of revenues. Excluding the 53rd week in the U.S. in 2014, SG&A as a percentage of revenues were 8 basis points lower than last year at identical exchange rates. Each segment decreased SG&A as a percentage of revenues with positive sales leverage in the U.S. and Southeastern Europe and Transformation Plan savings in Belgium partly offset by higher pre-opening expenses at Food Lion due to more stores being relaunched under the ‘Easy, Fresh & Affordable’ initiative.

Other operating expenses
Other operating expenses were €171 million compared to €332 million in prior year. 2015 included mainly €32 million Transformation Plan charges and a €25 million competition fine in Belgium, and €43 million merger related costs, while 2014 included €148 million impairment losses on goodwill and trade names at Delhaize Serbia and €137 million charges in connection with the Transformation Plan in Belgium.

Underlying operating profit
Underlying operating profit increased by 18.2% to €872 million (+4.0% at identical exchange rates) and underlying operating margin was 3.6% of revenues (3.5% last year) excluding the 53rd week in the U.S. in 2014. Including the 53rd week, underlying operating profit increased by 14.4% and 0.7% at actual and identical exchange rates, respectively.

Operating profit
Operating profit stood at €696 million, an increase of 64.5% and 41.2% at actual and identical exchange rates, respectively.

EBITDA
EBITDA increased by 19.4% to €1.4 billion (+4.8% at identical exchange rates). Underlying EBITDA increased by 14.9% (+1.8% at identical exchange rates) to €1.5 billion.

Net financial expenses
Net financial expenses were €236 million compared to €172 million last year as a result of the strengthening of the U.S. dollar and a €40 million one-off charge related to the debt tender transaction in February 2015.

Effective tax rate
In 2015, the effective tax rate on continuing operations was 21.0%, compared to the previous year’s rate of 26.3%. The decrease compared to last year is mainly due to the non-deductible goodwill impairment charge in our Serbian operations in 2014.

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Net profit from continuing operations
Net profit from continuing operations was €369 million or €3.59 basic earnings per share. This compares to €189 million net profit from continuing operations or €1.85 basic earnings per share in 2014. Group share in underlying net profit from continuing operations increased by 11.9% from €466 million to €521 million.

Net profit
Group share in net profit amounted to €366 million, an increase of 312.5% at actual exchange rates (+248.5% at identical exchange rates) compared to 2014. Per share, basic earnings were €3.57 (€0.88 in 2014) and diluted net earnings were €3.54 (€0.87 in 2014).

Dividend
In line with Delhaize Group´s dividend policy to a payout ratio of approximately 35% of group share in underlying net profit from continuing operations, the Board of Directors will propose to the Ordinary Shareholders Meeting of May 26, 2016, the payment of a gross dividend of €1.80 per share. After deduction of the 27% Belgian withholding tax, the proposed net dividend is €1.31 per share. The net dividend of €1.31 per share will be payable to owners of ordinary shares against coupon no. 54. Delhaize Group ordinary shares will start trading ex-coupon on May 31, 2016 (opening of the market). The record date (i.e., the date at which shareholders are entitled to the dividend) is June 1, 2016 (closing of the market) and the payment date is June 2, 2016.

» Full Year 2015 Cash Flow Statement and Balance Sheet

Net cash provided by operating activities
In 2015, net cash provided by operating activities was €1 274 million, an increase of €127 million compared to 2014, mainly as a result of higher EBITDA (€205 million), partly resulting from the higher US dollar, a favorable change in working capital (€166 million) and lower tax payments (€25 million), partially offset by one-time elements (€85 million for the Transformation Plan, €25 million competition fine in Belgium and €32 million merger-related costs).

Free cash flow
As a result of capital expenditures of €774 million (€606 million in 2014) and higher cash provided by operating activities, we generated €646 million free cash flow in 2015 excluding one-time elements (€586 million in 2014 also excluding one-time elements), or €518 million including one-time elements.

Net debt
Compared to year-end 2014, net debt decreased by €216 million to €781 million mainly as a result of €518 million free cash flow generation which was partially offset by the payment of the dividend in the second quarter and the strengthening of the U.S. dollar.

» Fourth Quarter 2015 Income Statement

Revenues
In the fourth quarter of 2015, Delhaize Group’s revenues were €6.3 billion, an increase of 14.2% at actual exchange rates (+4.9% at identical exchange rates) compared to the fourth quarter of 2014 and excluding the result of the 53rd week in the U.S. in 2014. Organic revenue growth was 4.9%.

Revenues in the U.S. increased by 2.6% in local currency excluding the impact of the 53rd week in 2014 and comparable store sales grew by 2.3%. In Belgium, revenues increased by 5.6% as a result of comparable store sales growth of 5.1% and a 0.3% positive calendar impact. Revenues in Southeastern Europe grew by 13.3% (+13.5% at identical exchange rates) as a result of a 7.8% comparable store sales growth and network expansion.

Gross margin
Gross margin was 24.1% of revenues, an increase of 6 basis points at identical exchange rates excluding the 53rd week in 2014, mainly as a result of better supplier terms in Southeastern Europe and an improved gross margin in Belgium resulting from prior year disruptions, partly offset by price investments in the U.S.

Other operating income
Other operating income was €35 million, in line with last year.

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Selling, general and administrative expenses
Selling, general and administrative expenses were 20.7% of revenues and were 61 basis points lower than last year (at identical exchange rates and excluding the 53rd week in the U.S.) with all three segments decreasing SG&A as a % of revenues.

Other operating expenses
Other operating expenses were €52 million compared to €161 million in 2014 which mainly included a €137 million charge related to the Transformation Plan in Belgium. Other operating expenses in 2015 mainly included €20 million impairment charges and €15 million merger related costs.

Underlying operating profit
Underlying operating profit increased by 28.4% excluding the 53rd week in 2014 (18.0% at identical exchange rates). Underlying operating margin was 4.1% of revenues compared to 3.6% in 2014 (3.9% including the 53rd week). Including the 53rd week, underlying operating profit increased by 14.5% and 5.3% at actual and identical exchange rates respectively.

Operating profit
Delhaize Group recorded an operating profit of €198 million in the fourth quarter of 2015, resulting in a 3.1% operating margin, compared to €49 million in the fourth quarter of 2014.

EBITDA
EBITDA increased by 80.5% to €383 million (+65.0% at identical exchange rates). Underlying EBITDA increased by 12.9% to €423 million (+3.6% at identical exchange rates).

Net financial expenses
Net financial expenses were €43 million, €6 million lower than last year at identical exchange rates mainly due to debt repayments which occurred in February 2015.

Effective tax rate
The effective tax rate on continuing operations was 27.3%. In 2014, Delhaize Group recognized €23 million of tax benefit on a pretax profit from continued operations of €5 million, as a result of the Transformation Plan charge.

Net profit from continuing operations
Net profit from continuing operations was €114 million or €1.11 basic earnings per share compared to basic earnings per share of €0.28 in the fourth quarter of 2014.

Net profit (loss)
Group share in net profit was €114 million. Basic net profit per share was €1.11 compared to a loss of €0.54 in the fourth quarter of 2014.

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» Segment Reporting (at actual exchange rates)

2015	Revenues			Underlying Operating Margin(3)		Underlying Operating Profit/(Loss)(3)
(in millions)	2015	2014	2015 /2014	2015	2014	2015	2014	2015 /2014
United States(1)	$17 794	17 748	+0.3%	4.0%	4.1%	710	720	-1.3%
United States(1)	€16 038	13 360	+20.0%	4.0%	4.1%	640	542	+18.2%
Belgium	€4 983	4 919	+1.3%	2.1%	2.4%	106	118	-10.4%
SEE(2)	€3 374	3 082	+9.5%	4.7%	4.4%	161	135	+18.9%
Corporate	€-	-	N/A	N/A	N/A	(35)	(33)	-5.1%
TOTAL	€24 395	21 361	+14.2%	3.6%	3.6%	872	762	+14.4%

Q4 2015	Revenues			Underlying Operating Margin(3)		Underlying Operating Profit/(Loss)(3)
(in millions)	2015	2014	2015 /2014	2015	2014	2015	2014	2015 /2014
United States(1)	$4 436	4 669	-5.0%	4.1%	4.2%	180	199	-9.2%
United States(1)	€4 051	3 707	+9.3%	4.1%	4.2%	164	157	+4.8%
Belgium	€1 327	1 256	+5.6%	2.5%	1.9%	32	24	+36.9%
SEE(2)	€942	832	+13.3%	7.2%	7.1%	68	59	+14.9%
Corporate	€-	-	N/A	N/A	N/A	(6)	(15)	+52.7%
TOTAL	€6 320	5 795	+9.1%	4.1%	3.9%	258	225	+14.5%
(1)	The segment “United States” includes the banners Food Lion and Hannaford.
(2)	The segment “Southeastern Europe” includes our operations in Greece, Serbia and Romania. Our operations in Indonesia are accounted for under the equity method.
(3)	For a definition of underlying operating profit, please refer to the “Definitions” page of this document. A reconciliation with reported operating profit is provided on page 20 of this document.

United States

In 2015, Delhaize America generated revenues of $17.8 billion (€16.0 billion), an increase of 2.2% compared to 2014 in local currency excluding a 53rd trading week in 2014. Comparable store sales growth in 2015 was 2.2%.

The U.S. gross margin remained flat at 25.9% mainly as a result of cost savings offset by price investments and higher shrink resulting from Easy, Fresh & Affordable at Food Lion.

Selling, general and administrative expenses as a percentage of revenues were 22.3% and decreased by 5 basis points (excluding the 53rd week in 2014) as positive volume growth and good cost control offset pre-opening costs for Easy, Fresh & Affordable at Food Lion.

The underlying operating margin of our U.S. business increased by 4 basis points to 4.0% (3.9% in 2014 excluding the 53rd week) and underlying operating profit increased by 3.3% to $710 million (€640 million) excluding the 53rd week in 2014. Including the 53rd week in 2014, underlying operating profit decreased by 1.3%.

---------------------------------------------------------------

In the fourth quarter of 2015, revenues in the U.S. increased by 2.6% to $4.4 billion (€4.1 billion) excluding a 53rd trading week in 2014. Comparable store sales growth was 2.3% despite retail deflation of 1.0%, driven by planned price investments in both banners, and mild weather. Both Food Lion and Hannaford continued to report positive real sales growth of over 3%.

Underlying operating profit reached $180 million (€164 million), an increase of 8.5% excluding the 53rd week in 2014. Underlying operating margin for the quarter was 4.1% compared to 3.8% in 2014 (4.2% including the 53rd week) as a result of positive volume growth partly offset by price investments at both banners and pre- opening expenses at Food Lion.

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Belgium

Delhaize Belgium posted revenues of €5.0 billion in 2015, an increase of 1.3% compared to 2014, resulting from comparable store sales growth of 0.9% and network growth.

Delhaize Belgium’s gross margin decreased by 17 basis points to 18.8% of revenues as a result of price investments and higher shrink, partly offset by better procurement terms.

Selling, general and administrative expenses as a percentage of revenues decreased by 9 basis points to 17.5% as a result of the first Transformation Plan savings, partly offset by higher advertising and depreciation expenses. Underlying operating profit decreased by 10.4% to €106 million and the underlying operating margin of Delhaize Belgium decreased from 2.4% to 2.1%.

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In the fourth quarter of 2015, revenues in Belgium were €1.3 billion, an increase of 5.6% compared to the fourth quarter of 2014, with comparable store sales growth of 5.1% (adjusted for a positive calendar impact of 0.3%). Internal retail inflation reached 1.8%. Our market share showed a good progression in the fourth quarter and stood at 24.0% for the full year, almost stable compared to 2014.

Underlying operating profit in Belgium increased by 36.9% to €32 million and the underlying operating margin was 2.5% (1.9% last year) as a result of positive volume growth compared to the fourth quarter of 2014.

Our performance in the fourth quarter 2014 was impacted by disruptions and strikes related to the Transformation Plan negotiations with the unions.

Southeastern Europe

In 2015, revenues in Southeastern Europe increased by 9.5% to €3.4 billion (+10.2% at identical exchange rates), mainly as a result of expansion in Greece and in Romania and 3.5% comparable store sales evolution.

Gross margin increased by 54 basis points to 24.6% due to improved supplier terms and reducing low margin sales in Serbia. Selling, general and administrative expenses as a percentage of revenues decreased by 16 basis points to 20.4% as a result of higher sales and cost savings. Underlying operating margin was 4.7% (4.4% in 2014) while underlying operating profit was €161 million, a strong increase of 19.7% at identical exchange rates.

---------------------------------------------------------------
In the fourth quarter of 2015, revenues in Southeastern Europe increased by 13.3% (+13.5% at identical exchange rates) to €942 million. Comparable store sales growth remained strong at 7.8% for the segment (adjusted for a 1.0% positive calendar impact) and we also realized network expansion in every country.

Underlying operating profit increased by 15.5% at identical exchange rates to €68 million due to a combination of a higher gross margin and lower SG&A as a percentage of revenues, and the underlying operating margin increased from 7.1% to 7.2% driven by improvements in Serbia and Romania, as the Greek market was very promotional.

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» 2016 Outlook

Our focus this year will be to complete the merger with Ahold by mid-2016 as planned. In addition, we will continue to expand our Easy, Fresh & Affordable initiative at Food Lion and will remodel 142 stores in 2016. In Belgium, the New Store Organization will be implemented in all our company-operated stores by October, as detailed in our Transformation Plan, and we aim to remodel 15 stores. Finally, we will continue our network expansion in Southeastern Europe.

For 2016, we expect Group cash capital expenditures of approximately €825 million at identical exchange rates. We intend to grow revenues and market shares while continuing to generate a solid level of free cash flow.

» Conference Call and Webcast

Delhaize Group’s management is hosting an analyst conference call starting at 11:00 am CET on March 3, 2016. The conference call can be followed by calling +44 (0)20 3427 1912 (U.K.), +32 (0)2 620 0138 (Belgium) or +1 646 254 3388 (U.S.), with “Delhaize” as participant code. The conference call will also be webcasted live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. At the end of 2015, Delhaize Group’s sales network consisted of 3 512 stores. In 2015, Delhaize Group recorded €24.4 billion ($27.1 billion) in revenues and €366 million ($407 million) net profit (Group share). At the end of 2015, Delhaize Group employed approximately 154 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Financial Calendar

•	Press release – 2016 first quarter results	April 27, 2016
•	Press release – 2016 second quarter results	July 28, 2016
•	Press release – 2016 third quarter results	October 27, 2016

» Contacts

Investor Relations: +32 2 412 21 51
Media Relations: +32 2 412 86 69

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DELHAIZE GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

» Condensed Consolidated Balance Sheet

(in millions of €)	December 31, 2015	December 31, 2014
Assets
Non-current assets	8 950	8 172
Goodwill	3 465	3 147
Intangible assets	800	763
Property, plant and equipment	4 386	4 015
Investment property	97	84
Investments accounted for using the equity method	36	30
Financial assets	44	29
Derivative instruments	9	9
Other non-current assets	113	95
Current assets	4 082	3 955
Inventories	1 476	1 399
Receivables	640	623
Financial assets	231	167
Derivative instruments	-	2
Other current assets	152	104
Cash and cash equivalents	1 579	1 600
Assets classified as held for sale	4	60
Total assets	13 032	12 127

Liabilities
Total equity	6 171	5 453
Shareholders’ equity	6 168	5 447
Non-controlling interests	3	6
Non-current liabilities	3 350	3 494
Long-term debt	1 949	2 201
Obligations under finance lease	480	475
Deferred tax liabilities	404	302
Derivative instruments	71	26
Provisions	381	432
Other non-current liabilities	65	58
Current liabilities	3 511	3 180
Long-term debt - current portion	10	1
Obligations under finance lease	75	69
Accounts payable	2 510	2 112
Provisions	175	188
Other current liabilities	741	770
Liabilities associated with assets held for sale	-	40
Total liabilities and equity	13 032	12 127
$ per € exchange rate	1.0887	1.2141

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» Condensed Consolidated Income Statement

Q4 2015	Q4 2014	(in millions of €)	YTD 2015	YTD 2014
6 320	5 795	Revenues	24 395	21 361
(4 800)	(4 407)	Cost of sales	(18 473)	(16 222)
1 520	1 388	Gross profit	5 922	5 139
24.1%	23.9%	Gross margin	24.3%	24.1%
35	35	Other operating income	115	119
(1 305)	(1 213)	Selling, general and administrative expenses	(5 170)	(4 503)
(52)	(161)	Other operating expenses	(171)	(332)
198	49	Operating profit	696	423
3.1%	0.8%	Operating margin	2.9%	2.0%
(49)	(48)	Finance costs	(240)	(188)
6	3	Income from investments	4	16
2	1	Share of results of joint venture equity accounted	6	4
157	5	Profit before taxes and discontinued operations	466	255
(43)	23	Income tax expense	(97)	(66)
114	28	Net profit from continuing operations	369	189
-	(83)	Result from discontinued operations, net of tax	(2)	(99)
114	(55)	Net profit (loss)	367	90
-	-	Net profit attributable to non-controlling interests	1	1
		Net profit attributable to equity holders of the Group -
114	(55)	Group share in net profit (loss)	366	89
		(in €, except number of shares)
		Group share in net profit from continuing operations:
1.11	0.28	Basic earnings per share	3.59	1.85
1.10	0.27	Diluted earnings per share	3.56	1.84
		Group share in net profit (loss):
1.11	(0.54)	Basic earnings per share	3.57	0.88
1.09	(0.54)	Diluted earnings per share	3.54	0.87
		Weighted average number of shares outstanding:
102 989 646	101 604 310	Basic	102 646 765	101 434 118
104 133 763	102 109 313	Diluted	103 630 491	101 936 787
104 004 952	102 819 053	Shares issued at the end of the period	104 004 952	102 819 053
103 195 337	101 703 959	Shares outstanding at the end of the period	103 195 337	101 703 959
1.0953	1.2498	Average $ per € exchange rate	1.1095	1.3285

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» Condensed Consolidated Statement of Comprehensive Income

Q4 2015	Q4 2014	(in millions of €)	YTD 2015	YTD 2014
114	(55)	Net profit (loss) of the period	367	90
		Items that will not be reclassified to profit or loss
3	(15)	Remeasurements of defined benefit liability (asset)	3	(14)
-	4	Tax (expense) benefit	-	4
3	(11)	Remeasurements of defined liability (asset), net of tax	3	(10)
3	(11)	Total items that will not be reclassified to profit or loss	3	(10)
		Items that are or may be reclassified subsequently to profit or loss
(2)	3	Unrealized gain (loss) on financial assets available for sale	(2)	4
-	-	Reclassification adjustment to net profit	-	-
-	(1)	Tax (expense) benefit	-	(1)
(2)	2	Unrealized gain (loss) on financial assets available for sale, net of tax	(2)	3
108	117	Exchange gain (loss) on translation of foreign operations	420	433
-	-	Reclassification adjustment to net profit	-	(5)
108	117	Exchange gain (loss) on translation of foreign operations	420	428
106	119	Total items that are or may be reclassified subsequently to profit or loss	418	431
109	108	Other comprehensive income	421	421
-	-	Attributable to non-controlling interests	-	-
109	108	Attributable to equity holders of the Group	421	421
223	53	Total comprehensive income for the period	788	511
-	-	Attributable to non-controlling interests	1	1
223	53	Attributable to equity holders of the Group	787	510

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» Condensed Consolidated Statement of Changes in Equity

(in millions of €, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2015	5 447	6	5 453
Other comprehensive income	421	-	421
Net profit	366	1	367
Total comprehensive income for the period	787	1	788
Capital increases	75	-	75
Dividends declared	(165)	-	(165)
Treasury shares purchased	(23)	-	(23)
Treasury shares sold upon exercise of employee stock options	37	-	37
Tax payment for restricted stock units vested	(1)	-	(1)
Excess tax benefit on employee stock options and restricted stock units	8	-	8
Share-based compensation expense	9	-	9
Purchase of non-controlling interests	(6)	(4)	(10)
Balances at December 31, 2015	6 168	3	6 171
Shares issued	104 004 952
Treasury shares	809 615
Shares outstanding	103 195 337

(in millions of €, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2014	5 068	5	5 073
Other comprehensive income	421	-	421
Net profit	89	1	90
Total comprehensive income for the period	510	1	511
Capital increases	14	-	14
Dividends declared	(158)	-	(158)
Treasury shares purchased	(10)	-	(10)
Treasury shares sold upon exercise of employee stock options	11	-	11
Tax payment for restricted stock units vested	(1)	-	(1)
Excess tax benefit on employee stock options and restricted stock units	1	-	1
Share-based compensation expense	12	-	12
Balances at December 31, 2014	5 447	6	5 453
Shares issued	102 819 053
Treasury shares	1 115 094
Shares outstanding	101 703 959

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2015	11 of 25

» Condensed Consolidated Statement of Cash Flows

Q4 2015	Q4 2014	(in millions of €)	YTD 2015	YTD 2014
		Operating activities
114	(55)	Net profit	367	90
		Adjustments for:
(2)	(1)	Share of results of joint venture equity accounted	(6)	(4)
165	153	Depreciation and amortization	666	593
20	138	Impairment	30	306
86	(24)	Income taxes, finance costs and income from investments	324	191
8	14	Other non-cash items	27	17
310	395	Changes in operating assets and liabilities	141	263
(72)	(75)	Interest paid	(185)	(188)
3	5	Interest received	19	13
(11)	(11)	Income taxes paid	(109)	(134)
621	539	Net cash provided by operating activities	1 274	1 147
		Investing activities
(1)	(14)	Business acquisitions, net of cash and cash equivalents acquired	(11)	(20)
2	-	Business disposals, net of cash and cash equivalents disposed	16	167
(265)	(217)	Purchase of tangible and intangible assets (capital expenditures)	(774)	(606)
5	24	Sale of tangible and intangible assets	18	68
-	1	Investment in debt securities	(3)	(2)
7	3	Sale and maturity of (investment in) term deposits, net	(4)	9
(11)	(1)	Other investing activities	(33)	1
(263)	(204)	Net cash used in investing activities	(791)	(383)
		Financing activities
17	11	Proceeds from the exercise of share warrants and stock options	111	24
-	(8)	Treasury shares purchased	(23)	(10)
(12)	-	Purchase of non-controlling interests	(12)	-
-	-	Dividends paid	(165)	(158)
1	(1)	Escrow maturities	1	-
(17)	(15)	Repayments of long-term loans, net of direct financing costs	(506)	(268)
(3)	-	Borrowings under (repayments of) short-term loans, net	-	-
-	22	Settlement of derivative instruments	4	29
(14)	9	Net cash provided by (used in) financing activities	(590)	(383)
20	17	Effect of foreign currency translation	86	72
364	361	Net increase (decrease) in cash and cash equivalents	(21)	453
1 215	1 239	Cash and cash equivalents at beginning of period	1 600	1 147
1 579	1 600	Cash and cash equivalents at end of period	1 579	1 600

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2015	12 of 25

» Selected Explanatory Notes

General information

Delhaize Group is a Belgian international food retailer with operations in seven countries on three continents. The Company’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The full year 2015 and 2014 information in the condensed financial statements on pages 8-12 of this summary financial report (“report”) is based on Delhaize Group’s 2015 annual financial statements, which have not yet been published.

The condensed interim financial statements of the Group for the financial year ended December 31, 2015 were authorized for issue by the Board of Directors on March 2, 2016.

This interim report only provides an explanation of events and transactions that are significant to an understanding of the changes in financial position and reporting since the last annual reporting period, and should therefore be read in conjunction with the full 2015 consolidated financial statements from which these condensed financial statements have been derived and which are planned to be published on the Delhaize Group website by April 4, 2016.

The Group’s statutory auditor confirmed that the audit opinion on the 2015 consolidated financial statements will be unqualified.

Basis of presentation and accounting policies

These condensed interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU).

The condensed interim financial statements are presented in millions of euros, the Group’s presentation currency, except where stated otherwise.

The accounting policies applied in this report are consistent with those of the previous financial year except for the following new, amended or revised IFRS standards and IFRIC interpretations that have been adopted as of January 1, 2015:

•    Amendments to IAS 19 Defined Benefit Plans: Employee Contributions;
•    Annual Improvements 2010-2012 Cycle and 2011-2013 Cycle.

The adoption of these new, amended or revised pronouncements did not have a significant impact on the condensed financial statements of the Group.

Delhaize Group did not early adopt any new IASB pronouncements that were issued but not yet effective at the balance sheet date. We will report on the adoption process of these new pronouncements in our 2015 consolidated financial statements.

Segment reporting

Segment information, including a reconciliation from operating profit to underlying operating profit, required by IAS 34, can be found on page 20 of this press release and forms an integral part of this report.

Business combinations and acquisition of non-controlling interests

During 2015, Delhaize Group entered into several agreements in Southeastern Europe and the U.S. that have resulted in the acquisition of businesses and were accounted for as business combinations. The total cash consideration transferred in 2015 was €11 million (of which €1 million in the fourth quarter), with an additional payment of €2 million to occur in 2016. These transactions resulted in an €11 million increase of goodwill (of which €3 million in the fourth quarter).

During 2015, Delhaize Group acquired 16.3% non-controlling interests in C-Market (Serbian subsidiary), held by the Serbian Privatization Agency, for a price of €364.58 per share (representing approximately €12 million). Consequently, Delhaize Group owned 91.7% of C-Market at year-end 2015.

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In February 2016, Delhaize Group acquired, through a squeeze-out procedure, an additional 7.6% non-controlling interests in C-Market for a consideration of almost €6 million. As a result, the Group currently owns 99.3% of C-market.

Divestitures and discontinued operations

Disposal of Bottom Dollar Food

In 2015, Delhaize Group completed its agreement with ALDI Inc. to sell its 66 Bottom Dollar Food locations (“Bottom Dollar Food”), for a total sales price of $15 million (€14 million) in cash, which resulted in an insignificant settlement loss during 2015.

In addition, equipment relating to these stores (carrying amount of €2 million), classified as held for sale in 2014, was sold to third parties in 2015 and did not result in any impact on the profit and loss.

Discontinued operations

The overall “Result from discontinued operations” and corresponding net cash flows of the entities classified as discontinued operations are summarized as follows:

(in millions of €, except per share information)	YTD 2015	YTD 2014(1)
Revenues	8	864
Cost of sales	(10)	(676)
Other operating income	—	7
Selling, general and administrative expenses	(9)	(195)
Other operating expenses	—	(8)
Net financial costs	(2)	(1)
Result before tax	(13)	(9)
Income taxes	11	(2)
Result of discontinued operations (net of tax)	(2)	(11)
Pre-tax loss recognized on re-measurement of assets of disposal groups	—	(138)
Income taxes	—	50
Result from discontinued operations (net of tax), fully attributable to equity holders of the Group	(2)	(99)
Basic earnings per share from discontinued operations	(0.02)	(0.97)
Diluted earnings per share from discontinued operations	(0.02)	(0.97)

Operating cash flows	(2)	(29)
Investing cash flows	2	7
Financing cash flows	—	9
Total cash flows	—	(13)

(1)	Includes, besides Bottom Dollar Food results, also the result of the U.S. banner Sweetbay, Harveys and Reid’s, the Bulgarian operations and Delhaize Bosnia & Herzegovina which were sold in 2014.

While in 2014, the Group recognized an impairment loss of €138 million to write down the carrying value of Bottom Dollar Food (€124 million), its Bulgarian operations (€11 million) and Delhaize Bosnia & Herzegovina (€3 million) to their estimated fair value less cost to sell, no similar write down was necessary during 2015.

» Balance Sheet and Cash Flow Statement

Capital expenditures

During 2015, Delhaize Group incurred capital expenditures of €774 million, consisting of €703 million in property, plant and equipment and €71 million in intangible assets. In the fourth quarter of 2015, Delhaize Group incurred capital expenditures of €265 million, consisting of €242 million in property, plant and equipment and €23 million in intangible assets.

In addition, the Group added property under finance leases in 2015 for a total amount of €31 million (€13 million in the fourth quarter of 2015). The carrying amount of tangible and intangible assets that were sold or disposed in 2015 was €28 million (€14 million for the fourth quarter of 2015).

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Equity

In 2015, Delhaize Group issued 1 185 899 new shares (238 092 during the fourth quarter), purchased 341 192 treasury shares (none during the fourth quarter) and used 646 671 treasury shares (7 688 during the fourth quarter) to satisfy the exercise of stock options that were granted as part of the share-based incentive plans. At December 31, 2015, the Group owned 809 615 treasury shares.

During 2015, the Group sold euro denominated call options on its own shares that it had acquired to partially hedge the potential exposure (for the grant years 2008 and 2009) arising from the possible future exercise of stock options granted to employees of non-U.S. operating companies for €4 million. At the same time, the Group acquired new euro denominated call options (for the grant years 2007, 2010 and 2011) for an identical amount. These call options met the requirements of IFRS to qualify as equity instruments and are recognized in share premium at their initial transaction cost.

Dividends

At Delhaize Group’s shareholders meeting on May 28, 2015, Delhaize Group’s shareholders approved the distribution of a €1.60 gross dividend per share for financial year 2014. After deduction of a 25% withholding tax, this resulted in a net dividend of €1.20 per share. The dividend was paid in June 2015.

The Board of Directors will propose a gross dividend of €1.80 per share to be paid to owners of ordinary shares against coupon no. 54 on June 2, 2016. The dividend is subject to approval by shareholders at the Ordinary General Meeting of May 26, 2016 and, therefore, has not been included as a liability in Delhaize Group’s financial statements prepared under IFRS. After deduction of 27% Belgian withholding tax, the proposed net dividend is €1.31.

Financial instruments

Repayment of long-term debts

During the first quarter of 2015, Delhaize Group completed a tender offer for cash and purchased (i) $278 million of the 6.50% bonds due 2017 at a price of 111.66% and (ii) $170 million of the 4.125% senior notes due 2019 at a price of 107.07%. This resulted in a one-time charge to profit and loss of €40 million.

Derivative financial instruments and hedging

As a result of the above mentioned partial repurchases, Delhaize Group entered into the following transactions during the first quarter of 2015:

•	Unwinding of an amount of $170 million interest rate swaps relating to the 4.125% senior notes due 2019 that were entirely hedged by interest rate swaps for fair value hedge purposes. The unwinding resulted in a cash inflow of €2 million with an insignificant impact on profit and loss.

•	New counter cross-currency interest rate swaps (“CCIRS”), exchanging the principal and interests on the repurchased amounts of the 6.50% bonds due in 2017, to offset foreign currency exposure arising from a $450 million intragroup loan.

Further, in the first quarter of 2015, Delhaize Group entered into interest rate swaps to hedge $72 million of its exposure to changes in the fair value of the remaining $172 million bonds due 2017 due to variability in market interest rates (“hedged risk”). The maturity date of the interest rate swap arrangements (“hedging instrument”) match those of the underlying debt (“hedged item”). The Group designated and documented these transactions as fair value hedges.

Finally, during the first quarter of 2015, a foreign exchange forward contract to purchase $12 million in exchange for €9 million matured and resulted in a cash inflow of €2 million, with insignificant impact on profit and loss.

In the fourth quarter 2015, Delhaize Group unwound the $172 million interest rate swaps related to the $172 million debt maturing in 2017. The transaction did not result in any material impact on profit or loss.

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Financial instruments measured at fair value by fair value hierarchy:

December 31, 2015
(in millions of €)	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial Assets
Non-Current
Derivative instruments	—	9	—	9
Current
Financial assets – measured at fair value	176	—	—	176
Total financial assets measured at fair value	176	9	—	185
Financial assets measured at amortized cost				2 318
Total financial assets				2 503

Financial Liabilities
Non-Current
Derivative instruments	—	71	—	71
Total financial liabilities measured at fair value	—	71	—	71
Financial liabilities being part of a fair value hedge relationship				256
Financial liabilities measured at amortized cost				4 768
Total financial liabilities				5 095

In 2015, there were no transfers between fair value hierarchy levels and there were no changes in the valuation techniques and inputs applied.

Fair value of financial instruments not measured at fair value:

(in millions of €)	Carrying amount	Fair value
Financial liabilities being part of a fair value hedge relationship	256	276
Financial liabilities at amortized cost	1 703	2 069
Total long-term debt	1 959	2 345

The fair value of the receivables, other financial assets, cash and cash equivalents and accounts payable, all measured at amortized cost, approximate their carrying amounts.

Employee Benefits

In 2015, Delhaize Group granted 494 087 performance stock units (or 123 522 when expressed in Delhaize Group shares), to senior management of its U.S. operating companies under the “Delhaize America 2012 Restricted Stock Unit Plan” and 88 432 performance stock units to senior management of its non-U.S. operating companies under the “Delhaize Group 2014 European Performance Stock Unit Plan.” The fair value of the performance stock units was $20.88 for the U.S. operating companies and €76.46 for the non-U.S. operating companies, based on the share price at grant date. In 2015, Delhaize Group did not grant any stock options or warrants to its employees.

Performance stock units are restricted stock units, with additional performance conditions. The cliff-vesting of these performance stock units is linked to the achievement of a non-market financial performance condition (Shareholder Value Creation targets over a cumulative 3-year period) which is taken into account when estimating the number of awards that will vest. Shareholders Value Creation has been defined by the Group as six times underlying EBITDA minus the net debt. When the award vests, the associate receives – at no cost to the associate – ADRs or shares equal to the number of restricted stock units that have vested, free of any restrictions.

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Provisions
In June 2014, Delhaize Group announced its intention to implement significant changes to its Belgium operations (the Transformation Plan). The announcement falls under the so-called “Law Renault”, that requires that an employer who intends to implement a collective dismissal must first inform and consult its employees or their representatives before taking any decision on the collective dismissal. The consultation process is followed by negotiation and implementation phases.

Later that year, the Group reached a protocol agreement with the blue collar work force and signed a preliminary agreement for its white collars, which was finalized at the beginning of 2015. At December 31, 2014, Delhaize Group recognized a provision of €137 million (of which €77 million in current provisions) representing management’s best estimate of the expected costs in connection with the agreed upon voluntary early retirement and voluntary departure of approximately 1 800 employees.

In 2015, the Group started with the implementation phase. During a first wave of voluntary departures, ending in the first half of the year, approximately 1 500 employees applied to leave the Group (of which almost 1 000 opted for early retirement). In a second wave, approximately an additional 500 employees applied. This resulted in the situation that the total number of employees wanting to leave the Group exceeded the agreed upon 1 800. Delhaize Group offered, to the employees that exceeded the threshold of 1 800, a similar severance package under a common agreement of voluntary leave. Due to this, the Group increased the provision by €20 million. By the end of 2015, all employees that elected to participate in the voluntary departure left the Group.

During 2015, Delhaize Group also refined and updated the underlying assumptions for the provision, which in combination with the above, resulted – compared to December 31, 2014 – in an increase of €32 million to a total amount of €169 million. In the course of 2015, the Group incurred outflows of €85 million, so that at December 31, 2015, the remaining provision equals €84 million, of which €54 million is classified as current.
» Income Statement

Other operating income

Q4 2015	Q4 2014	(in millions of €)	YTD 2015	YTD 2014
15	14	Rental income	59	53
6	5	Income from waste recycling activities	21	19
1	2	Services rendered to wholesale customers	5	6
1	4	Gain on sale of property, plant and equipment	4	11
1	-	Gain on sale of businesses	1	-
11	10	Other	25	30
35	35	Total	115	119

Other operating expenses

Q4 2015	Q4 2014	(in millions of €)	YTD 2015	YTD 2014
-	-	Store closing expenses	(2)	2
(1)	(137)	Reorganization expenses	(38)	(137)
(20)	(13)	Impairment	(30)	(166)
(10)	(11)	Loss on sale of property, plant and equipment	(19)	(18)
(21)	-	Other	(82)	(13)
(52)	(161)	Total	(171)	(332)

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During 2015, Delhaize Group recognized €38 million reorganization expenses, of which €32 million additional Transformation Plan expenses in Belgium (see also “Provisions”) and €6 million primarily related to category management restructuring activities in the U.S.

In 2015, the Group recorded €30 million impairment losses, primarily related to underperforming and some closed stores, of which €20 million in the fourth quarter.

In 2015, the caption “Other” mainly includes (i) €43 million advisory and consulting costs related to the announced intention to merge with Royal Ahold N.V., and (ii) a fine of €25 million imposed by the Belgian Competition Authority in final settlement of the antitrust investigation regarding the coordination of price increases of certain health and beauty products sold in Belgium between 2002 and 2007.

Income taxes

During 2015, the effective tax rate (on continued operations) was 21.0%, compared to previous year’s rate of 26.3% which relates primarily to last year’s non-deductible goodwill impairment charge in our Serbian business.

Related party transactions

In the second quarter of 2015, an aggregate number of 22 005 (equivalent of 88 018 ADS) and 30 300 U.S. and European performance stock units, respectively, were granted to members of the Executive Committee.

» Contingencies, Commitments and Guarantees

Following the closing of Delhaize Group’s agreed sale of Sweetbay, Harveys and Reid’s and Bottom Dollar Food, the Group will continue to provide guarantees for a number of existing operating or finance lease contracts, which extend through 2037. In the event of a future default of the buyer, Delhaize Group will be obligated to pay rent and otherwise perform the guaranteed leases. The future minimum lease payments over the non-cancellable lease term of the guaranteed leases, excluding other direct costs such as common area maintenance expenses and real estate taxes, amount to $306 million (€281 million) as of December 31, 2015. The Group closely monitors the risks associated with these guarantees and currently does not expect to be required to pay any amounts in the foreseeable future.

Except for changes mentioned in these interim financial statements, other contingencies are materially unchanged from those described in Note 34 on pages 151 and 152 of the 2014 Annual Report.

» Subsequent Events

In February 2016, Delhaize Group issued 248 435 new shares for a consideration of €23 million to satisfy the exercise of warrants.

In January and February 2016, holders of certain Delhaize Group Bonds were invited to respective general meetings to approve the change of issuer of the relevant Bonds, to waive the potential event of default under the relevant Bonds and to consent to certain technical amendments to the terms and conditions of the relevant Bonds in light of the anticipated legal structure of the combined company following the proposed merger with Royal Ahold. Resolutions were passed at the first bondholders meeting for the 3.125% institutional bonds due February 27, 2020 with a majority of around 96%. Because of the absence of a quorum at the first bondholders meeting for the 4.25% retail bonds due October 19, 2018, an adjourned bondholders meeting was held in February 2016 at which the resolutions were passed with a majority of around 99%.

» Announced intention to merge with Royal Ahold

For more information about the intended merger, we refer to the consolidated financial statements of Delhaize Group to be published on April 4, 2016 and the Registration Statement on form F-4 which was filed by Ahold with the U.S. Securities and Exchange Commission (“SEC”). The Registration was declared effective by the SEC on January 28, 2016.

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OTHER FINANCIAL AND OPERATING INFORMATION (UNAUDITED)

» Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business performance and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

» Number of Stores

	End of 2014	End of Q3 2015	Change Q4 2015	End of 2015
United States	1 361	1 291	-3	1 288
Belgium & Luxembourg	880	887	+1	888
Greece	308	335	+6	341
Romania	410	437	+34	471
Serbia	387	389	+7	396
Indonesia	122	126	+2	128
Total	3 468	3 465	+47	3 512

» Organic Revenue Growth Reconciliation

Q4 2015	Q4 2014	% Change	(in millions of €)	YTD 2015	YTD 2014	% Change
6 320	5 795	+9.1%	Revenues	24 395	21 361	+14.2%
(514)			Effect of exchange rates	(2 623)
5 806	5 795	+0.2%	Revenues at identical exchange rates	21 772	21 361	+1.9%
-	(259)		53rd sales week in the U.S.	-	(259)
5 806	5 536	+4.9%	Organic revenue growth	21 772	21 102	+3.2%

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» Underlying operating profit reconciliation

Delhaize Group believes “underlying operating profit” is a measure that, for external users of the financial statements, offers a more detailed view than “operating profit” of the operating performance of the period for the Group as it adjusts for a number of elements that management considers as non-representative of underlying operating performance.

(in millions)	Q4 2015
	United States	United States	Belgium	SEE	Corporate	TOTAL
	$	€	€	€	€	€
Operating Profit (as reported)	163	149	13	58	(22)	198
Add/(substract):
Store closing expenses (reversals)	-	-	-	-	-	-
Reorganization expenses (reversals)	1	-	1	-	-	1
Fixed assets impairment charges (reversals)	3	2	11	7	-	20
(Gains)/losses on disposal of fixed assets	4	4	2	3	-	9
(Gains)/losses on sale of business	-	-	(1)	-	-	(1)
Other	9	9	6	-	16	31
Underlying Operating Profit	180	164	32	68	(6)	258

(in millions)	Q4 2014
	United States	United States	Belgium	SEE	Corporate	TOTAL
	$	€	€	€	€	€
Operating Profit (as reported)	188	149	(134)	49	(15)	49
Add/(substract):
Store closing expenses (reversals)	1	-	-	-	-	-
Reorganization expenses (reversals)	-	-	137	-	-	137
Fixed assets impairment charges (reversals)	6	5	2	6	-	13
(Gains)/losses on disposal of fixed assets	1	1	5	1	-	7
(Gains)/losses on sale of business	-	-	-	-	-	-
Other	3	2	14	3	-	19
Underlying Operating Profit	199	157	24	59	(15)	225

(in millions)	YTD Q4 2015
	United States	United States	Belgium	SEE	Corporate	TOTAL
	$	€	€	€	€	€
Operating Profit (as reported)	670	604	22	149	(79)	696
Add/(substract):
Store closing expenses (reversals)	2	2	-	-	-	2
Reorganization expenses (reversals)	7	6	32	-	-	38
Fixed assets impairment charges (reversals)	7	6	17	7	-	30
(Gains)/losses on disposal of fixed assets	9	8	2	5	-	15
(Gains)/losses on sale of business	-	-	(1)	-	-	(1)
Other	15	14	34	-	44	92
Underlying Operating Profit	710	640	106	161	(35)	872

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(in millions)	YTD Q4 2014
	United States	United States	Belgium	SEE	Corporate	TOTAL
	$	€	€	€	€	€
Operating Profit (as reported)	708	533	(39)	(36)	(35)	423
Add/(substract):
Store closing expenses (reversals)	(2)	(2)	-	-	-	(2)
Reorganization expenses (reversals)	-	-	137	-	-	137
Fixed assets impairment charges (reversals)	10	8	2	156	-	166
(Gains)/losses on disposal of fixed assets	4	3	3	1	-	7
(Gains)/losses on sale of business	-	-	-	-	-	-
Other	-	-	15	14	2	31
Underlying Operating Profit	720	542	118	135	(33)	762

2015 was primarily impacted by €32 million reorganization expenses related to the Belgian Transformation Plan (see section “Provisions” above), €48 million advisory and consulting costs related to the planned merger with Royal Ahold N.V. (of which €43 million recorded in “Other operating expenses”) and a fine of €25 million imposed by the Belgian Competition Authority. The two latter items are included in the caption “Other”.

2014 was significantly impacted by €166 million impairment charges (mainly for goodwill and trade names in Serbia) and €137 million reorganization expenses related to the Belgian Transformation Plan. The caption “Other” included €10 million incurred costs related to the strikes in Belgium, €13 million various legal and other provisions and €4 million of termination benefits for Executive Committee members.

» EBITDA Reconciliation

Q4 2015	Q4 2014	(in millions of € at actual exchange rates)	YTD Q4 2015	YTD Q4 2014
198	49	Operating profit	696	423
165	150	Depreciation and amortization	666	577
20	13	Impairment	30	166
383	212	EBITDA	1 392	1 166

» Underlying EBITDA Reconciliation

Q4 2015	Q4 2014	(in millions of € at actual exchange rates)	YTD Q4 2015	YTD Q4 2014
258	225	Underlying operating profit	872	762
165	150	Depreciation and amortization	666	577
423	375	Underlying EBITDA	1 538	1 339

» Underlying Group Share In Net Profit From Continued Operations Reconciliation

(in millions of €)	2015	2014
Net profit from continuing operations	369	189
Add/(substract):	(1)	(1)
Net (profit) loss from non controlling interests
Elements considered in the underlying operating profit calculation	176	339
Non-recurring finance costs	43	0
Effect of the above items on taxes and non-controlling interests	(66)	(61)
Underlying Group share in net profit from continued operations	521	466

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» Free Cash Flow Reconciliation

Q4 2015	Q4 2014	(in millions of €)	YTD 2015	YTD 2014
621	539	Net cash provided by operating activities	1 274	1 147
(263)	(204)	Net cash used in investing activities	(791)	(383)
-	(4)	Net investment in debt securities, term deposits and derivative related collaterals	35	(7)
358	331	Free cash flow	518	757
-	-	Cash from sale Bottom Dollar Food (2015) and Sweetbay, Harveys & Reid’s (2014)	(14)	(171)
50	-	Cash outflow related to the Transformation Plan	85	-
-	-	Fine of the Belgian Competition Authority	25	-
16	-	Merger related cash expenses	32	-
424	331	Operating free cash flow	646	586

» Net Debt Reconciliation

(in millions of €, except net debt ratio’s)	December 31, 2015	December 31, 2014
Non-current financial liabilities	2 429	2 676
Current financial liabilities	85	70
Derivative liabilities	71	26
Derivative assets	(9)	(11)
Investment in securities - non-current	-	(8)
Investment in securities - current	(176)	(149)
Term deposits - current	(12)	(7)
Collaterals on derivative instruments	(28)	-
Cash and cash equivalents	(1 579)	(1 600)
Net debt	781	997
Net debt to equity ratio	12.7%	18.3%

EBITDA (last 12 months)	1 392	1 166
Net debt to EBITDA ratio	56.1%	85.4%

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» Identical Exchange Rates Reconciliation

(in millions of €, except per share amounts)	Q4 2015			Q4 2014	2015/2014
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	6 320	(514)	5 806	5 795	+9.1%	+0.2%
Operating profit	198	(18)	180	49	+302.9%	+265.0%
Net profit from continuing operations	114	(10)	104	28	+304.2%	+268.2%
Basic EPS from continuing operations	1.11	(0.10)	1.01	0.28	+302.3%	+266.3%
Group share in net profit (loss)	114	(10)	104	(55)	N/A	N/A
Basic EPS from Group share in net profit	1.11	(0.10)	1.01	(0.54)	N/A	N/A
Free cash flow	358	(11)	347	331	+8.6%	+5.0%

(in millions of €, except per share amounts)	YTD 2015			YTD 2014	2015/2014
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	24 395	(2 623)	21 772	21 361	+14.2%	+1.9%
Operating profit	696	(98)	598	423	+64.5%	+41.2%
Net profit from continuing operations	369	(57)	312	189	+95.5%	+65.2%
Basic EPS from continuing operations	3.59	(0.56)	3.03	1.85	+94.0%	+63.9%
Group share in net profit	366	(57)	309	89	+312.5%	+248.5%
Basic EPS from Group share in net profit	3.57	(0.55)	3.02	0.88	+307.7%	+244.4%
Free cash flow	518	(73)	445	757	-31.5%	-41.2%
(in millions of €)	December 31, 2015			December 31, 2014	Change
Net debt	781	13	794	997	-21.6%	-20.3%

CERTIFICATION OF RESPONSIBLE PERSONS

The undersigned Frans Muller, President and Chief Executive Officer of Delhaize Group, and Pierre Bouchut, Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:

a) these condensed consolidated financial statements for the year ended December 31, 2015 are prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and consolidated results of Delhaize Group;
b) the summary financial report gives, in all material respects, a true and fair view of all important events and significant transactions with related parties that have occurred in the financial year 2015 and their effects on the summary financial statements, as well as an overview of the most significant risks and uncertainties with which we are confronted.

Brussels, March 2, 2016

Frans Muller	Pierre Bouchut
President and CEO	Executive Vice President and CFO

REPORT OF THE STATUTORY AUDITOR

The statutory auditor, Deloitte Reviseurs d’Entreprises SCC, represented by Mr. Eric Nys, confirmed on March 2, 2016, that the audit opinion on the annual consolidated financial statements of Delhaize Group for the year ended December 31, 2015, is unqualified. The annual financial information included in this press release is in accordance with the annual financial statements authorized for issue by the Board of Directors on March 2, 2016.

RISKS

In accordance with the Belgian Royal Decree of November 14, 2007, Delhaize Group states that the fundamental risks confronting the Company are unchanged from those described on the pages 62 through 67 of the 2014 Annual Report. To the best of our knowledge as of March 2, 2016, there are no other fundamental risks confronting the Company. On a regular basis, the Board of Directors and Company management evaluate the business risks that confront Delhaize Group.

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DEFINITIONS

•	American Depositary Share (ADS): An American Depositary Share represents ownership in the common share of a non-U.S. corporation. The underlying common shares are held by a U.S. bank, as depositary agent. The holder of an ADS benefits from dividend and voting rights pertaining to the underlying common share through the bank that issued the ADS. Four Delhaize ADSs represent one share of Delhaize Group common stock and are traded on the New York Stock Exchange
•	Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of ordinary shares outstanding during the period. Basic earnings per share are calculated on profit (loss) from continuing operations less non-controlling interests attributable to continuing operations, and on the group share in net profit or loss
•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects
•	Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions
•	EBITDA: operating profit plus depreciation, amortization and impairment
•	Free cash flow: cash flow before financing activities, investment in/sale and maturity of debt securities, term deposits and derivative related collaterals.
•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, term deposits, derivative related collaterals, and cash and cash equivalents.
•	Net financial expenses: finance costs less income from investments
•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures and from the 53rd trading week in the U.S., at identical currency exchange rates
•	Outstanding shares: the number of shares issued by the Company, excluding treasury shares
•	Underlying EBITDA: Underlying operating profit plus depreciation and amortization less any depreciation or amortization that has been excluded from underlying operating profit
•	Underlying Group share in net profit from continued operations: Net profit from continuing operations minus non-controlling interests (from continuing operations) and excluding (i) the elements excluded from operating profit to determine underlying operating profit (see separate definition), (ii) material non-recurring finance costs (e.g. debt refinancing costs) and income tax expense (e.g. tax settlements), and (iii) the potential effect of all these items on income tax and non-controlling interests.
•	Underlying operating profit: operating profit excluding fixed assets impairment charges, reorganization charges, store closing expenses, gains/losses on disposal of fixed assets and businesses and other items that management considers as not being representative of the Group’s operating performance of the period.
•	Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor
•	Working capital: inventories plus receivables and other current assets, minus accounts payable and other current liabilities

NO OFFER OR SOLICITATION
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group NV/SA (“Delhaize”)or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC
The proposed business combination transaction between Ahold and Delhaize will be submitted to the shareholders of Ahold and the shareholders of Delhaize for their consideration. In connection with the proposed transaction, Ahold has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a prospectus. On January 28, 2016, the SEC declared the registration statement effective, and the prospectus was mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize who are non-U.S. persons (as defined in the applicable rules of the SEC)) on or about February 5, 2016. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders are able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and are able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

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FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Delhaize, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Delhaize’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Delhaize’s and Ahold’s shareholders; the risk that the necessary regulatory approvals may not be obtained when expected or at all or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize when expected or at all the expected synergies and benefits from the transaction; Delhaize’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Delhaize’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Delhaize to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Delhaize’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. In addition, the actual outcomes and results of Delhaize may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize’s most recent annual report on Form 20-F and other filings with the SEC. Neither Delhaize nor Ahold, nor any of their respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication, such as economic projections and predictions or their impact on the financial condition, credit rating, financial profile, distribution policy or share buyback program of Delhaize, Ahold or the combined company, or the market for the shares of Delhaize, Ahold or the combined company. The actual performance, the success and the development over time of the business activities of Delhaize, Ahold and the combined company may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this communication. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Delhaize does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

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